Exhibit 99.8

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto announces new Managing director, Australia
30 October 2009
Rio Tinto has announced the appointment of David Peever as Managing director, Australia, following the resignation of Stephen Creese from that role earlier this month.
Mr Peever has had a career of more than 20 years with Rio Tinto, most recently as Managing director of Rio Tinto Marine. Previous postings have included financial, human resources, operational and sales and marketing roles with Pacific Coal, Dampier Salt and Rio Tinto Borax.
He will retain his current role at Marine, based in Melbourne, and will report directly to Sam Walsh, who has recently assumed overall responsibility for Australian interests in addition to his role as Chief executive, iron ore.
“It is quite fitting that David’s career with Rio Tinto has been comprehensive, spanning disciplines, product groups and regions. This breadth of experience will prove invaluable in his new role,” Mr Walsh said.
As Managing director, Australia, David will work closely with senior management across the business to protect and advance the interests of Rio Tinto in this country, occupying a pivotal role with shareholders, governments and other key stakeholders.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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